Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

October 17, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on October 17, 2011.

Item 4	Summary of Material Change

AuRico Gold reports new drill results including 23.6 metres grading 3.96 g/t gold equivalent at the Dolores vein at El Cubo

Item 5	Full Description of Material Change

AuRico Gold is pleased to provide an update of new drill results at its El Cubo Mine in Guanajuato State, Mexico. Exploration drilling resumed in late July and as of September 30th the Company had completed 5,068 metres of core drilling using two surface drill rigs. The drilling to date has focused on infill and step-out drilling of the Dolores–Capulin orebodies discovered in late 2009.

The new drilling continues to show good continuity to the known resources, as well as extending the discovery further at depth and to the south, in areas with thick zones of mineralization that are cored by a vein that is significantly higher grade than current grades in the El Cubo Mine. These wide intercepts of mineralization occur where the Bufa Formation, a brittle rhyolite rock unit, occurs in the footwall of the vein. The exploration program will increase efforts in the district to explore the Bufa Formation. The significant widths, strong alteration and excellent grades in the core vein of the system all indicate this is a strong hydrothermal system and a discovery with potential to expand. Along with the Dolores vein, the Company has continued drilling along the Capulin Fault that is subparallel to the historic San Nicolas Vein further north in the district where we continue to report encouraging values. Some of the best new drill intercepts include:

1. Using the Company’s long-term gold equivalency ratio of 55:1

Hole	From	To	Length	Gold g/t	Silver g/t	Gold eq. g/t (1)	Vein
C-00564	108.2	132.3	24.1	0.65	45	1.47	Dolores
Including	124.5	130.3	5.8	2.29	137	4.77	Dolores
C-00565	116.1	148.3	32.2	0.92	52	1.86	Dolores
Including	137.6	141.7	4.1	3.14	161	6.07	Dolores
C-00566	139.0	169.4	30.4	0.37	36	1.03	Dolores
Including	141.8	144.4	2.6	2.22	245	6.68	Dolores
C-00567	200.1	223.7	23.6	0.81	173	3.96	Dolores
Including	200.1	201.8	1.7	2.50	437	10.45	Dolores
Including	207.1	217.5	10.4	0.98	259	5.69	Dolores
C-00569	151.3	152.8	1.5	3.19	32	3.77	Capulin
C-00570	234.80	236.75	1.9	0.09	228	4.24	Capulin

Collectively the zone of anomalously-thick mineralization, both north and south of the Capulin Fault, is over 1 kilometer long. The Company has started a new ramp to access the defined resources that are immediately south of the existing workings. The new decline has advanced 180 metres from the nearest access and is 90 metres from entering the Capulin Fault and thereafter driving to the Dolores Vein via the footwall. This ramp will provide access to this new southern extension of the vein system in the near future. The El Cubo exploration program is presently focused on drill targets close to infrastructure that could provide high grade mill feed. In the coming months, the Company plans to drill the Cebolletas and Villalpando Sur target area south of existing infrastructure where a new discovery was made in the 2010 drilling program.

Note: The El Cubo surface drilling information has been reviewed by Qualified Person, Mr. Peter Drobeck. All 2011 gold analyses for El Cubo were performed by SGS Laboratories, based in Mississauga, Ontario using standard fire assay procedures, with an AA finish. Silver is analyzed using a four-acid digestion with ICP finish, and fire assays for samples over 100 grams per tonne silver. Sample analysis from the 2009 and 2010 drilling were performed by the El Cubo Mine laboratory, with systematic checks using SGS labs. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not necessarily true widths.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

October 17, 2011